FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page

Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC.

By:	/S/ TAKYUNG (SAM) TSANG
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: August 17, 2010

Exhibit 99.1

China Medical Technologies Reports First Fiscal Quarter Financial Results

Beijing, China, August 16, 2010 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based advanced in-vitro diagnostic (“IVD”) company, today announced its unaudited financial results for the first fiscal quarter ended June 30, 2010 (“1Q FY2010”).

1Q FY2010 Highlights

•	Revenues decreased by 10.9% year-over-year to RMB186.2 million (US$27.5 million) but increased by 5.9% sequentially.

•	Net income was RMB33.7 million (US$5.0 million).

•	Non-GAAP net income, as defined below, decreased by 21.4% year-over-year to RMB57.0 million (US$8.4 million) but increased by 10.8% sequentially.

•	EBITDA, as defined below, was RMB142.0 million (US$20.9 million).

•	Adjusted EBITDA, as defined below, was RMB105.2 million (US$15.5 million).

•	Diluted earnings per ADS* was RMB1.29 (US$0.19).

•	Non-GAAP diluted earnings per ADS*, as defined below, decreased by 20.4% year-over-year to RMB2.18 (US$0.32) but increased by 10.1% sequentially.

•	Net cash generated from operations was RMB69.8 million (US$10.3 million).

•

Approximately RMB101.7 million (US$15.0 million) 3.5% convertible notes and RMB113.6 million (US$16.8 million) 4% convertible notes were purchased and cancelled by the Company. Approximately 285,000 ADSs* were returned to the Company under the share lending agreement in connection with the issuance of 4% convertible notes in August 2008.

Outlook for 2Q FY2010

•

Target revenues are expected to be not less than RMB200.0 million (US$29.5 million), representing a year-over-year increase of not less than 20.4% and a quarter-over-quarter increase of not less than 7.4%.

•

Target non-GAAP net income is expected to be not less than RMB65.0 million (US$9.6 million), representing a year-over-year increase of not less than 267.9% and a quarter-over-quarter increase of not less than 14.0%.

•

Target non-GAAP diluted earnings per ADS* is expected to be not less than RMB2.49 (US$0.37), representing a year-over-year increase of not less than 271.6% and a quarter-over-quarter increase of not less than 14.2%.

The above targets are based on the Company’s current views on the operating and market conditions, which are subject to change.

*	One American Depositary Share (“ADS”) = 10 ordinary shares

See “Non-GAAP Measure Disclosures” below, where the impact of certain items on reported results is discussed.

“We are pleased with the third consecutive sequential growth in our quarterly revenues. Following the recent receipt of SFDA approval for our SPR-based HPV-DNA chip and positive feedback from the trial use of our chip by our hospital customers, we believe that we will achieve accelerated sequential growth in the upcoming quarters,” commented Mr. Xiaodong Wu, Chairman and Chief Executive Officer of the Company.

1Q FY2010 Unaudited Financial Results

The Company reported revenues of RMB186.2 million (US$27.5 million) for 1Q FY2010, representing a 10.9% decrease from the corresponding period of FY2009 but a 5.9% increase from 4Q FY2009.

The Company’s revenues are currently generated from two segments, molecular diagnostic systems and immunodiagnostic systems. The molecular diagnostic system segment includes FISH products and SPR products while the immunodiagnostic system segment consists of ECLIA products.

Molecular diagnostic system sales for 1Q FY2010 were RMB108.1 million (US$15.9 million), representing a 9.8% increase from the corresponding period of FY2009 and a 7.1% increase from 4Q FY2009. The year-over-year and sequential increase was primarily due to the increase in usage of the Company’s FISH probes by existing and new hospital customers served by the Company’s direct sales personnel.

Immunodiagnostic system sales for 1Q FY2010 were RMB78.1 million (US$11.5 million), representing a 29.3% decrease from the corresponding period of FY2009 and a 4.3% increase from 4Q FY2009. The year-over-year decrease was primarily due to the price reduction for ECLIA reagent kits since September 2009.

Gross margin was 67.0% for 1Q FY2010 which decreased year-over-year from 73.5% for the corresponding period of FY2009 but improved sequentially from 64.9% for 4Q FY2009. The year-over-year decrease in gross margin was primarily due to the impact of the price reduction for ECLIA reagent kits. The sequential increase in gross margin was primarily due to the price reduction for major raw materials used in the production of ECLIA reagent kits and more contribution from the sales of FISH probes which generate higher gross margin.

Research and development expenses were RMB10.6 million (US$1.6 million) for 1Q FY2010, representing a 9.2% year-over-year decrease but a 2.7% sequential increase. The year-over-year decrease was primarily due to lower stock compensation expenses.

Sales and marketing expenses were RMB18.3 million (US$2.7 million) for 1Q FY2010, representing a 68.0% year-over-year increase and a 9.4% sequential increase. The year-over-year and sequential increase was primarily due to the increase in direct sales efforts for molecular diagnostic systems.

General and administrative expenses were RMB25.1 million (US$3.7 million) for 1Q FY2010, representing a 46.4% year-over-year decrease and a 6.0% sequential decrease. The year-over-year decrease was primarily due to no costs of independent internal investigation for 1Q FY2010.

Amortization of SPR intangible assets was RMB27.3 million (US$4.0 million) for 1Q FY2010. Due to the commencement of sales of HPV-DNA chips, the amortization of SPR intangible assets will be classified from operating expenses to cost of revenues starting from 2Q FY2010.

Interest expense on convertible notes was RMB32.5 million (US$4.8 million) for 1Q FY2010. As of June 30, 2010, the Company’s outstanding convertible notes of US$135 million and US$248 million bear interest at 3.5% and 4% per annum, respectively, and will mature in November 2011 and August 2013, respectively.

Interest expense on amortization of convertible notes issuance costs was RMB4.0 million (US$0.6 million) for 1Q FY2010.

Due to the adoption of new authoritative guidance governing the accounting for own-share lending arrangements in contemplation of convertible debt issuance or the financing effective on April 1, 2010, the Company recorded additional non-cash interest expense on amortization of share lending costs of RMB2.5 million (US$0.4 million) for the 4% convertible notes in 1Q FY2010. The Company also made adjustments related to these convertible notes for the corresponding periods of FY2009 by increasing non-cash interest expense on amortization of share lending costs by RMB2.6 million and RMB2.8 million for 4Q FY2009 and 1Q FY2009 respectively, to adopt this guidance retrospectively. There is no share lending arrangement for 3.5% convertible notes.

Other income was RMB43.3 million (US$6.4 million) for 1Q FY2010. The significant year-over-year and sequential increase was primarily due to the gain from the purchase of the Company’s convertible notes on the open market.

Income tax expense was RMB18.7 million (US$2.8 million) for 1Q FY2010. The significant income tax expense was primarily because certain expenses of the Company such as stock compensation expense, amortization of acquired intangible assets and interest expense of convertible notes were not deductible for income tax purpose. In addition, the Company is required to accrue for withholding income tax on distributable earnings generated in China during 1Q FY2010.

Net income was RMB33.7 million (US$5.0 million) for 1Q FY2010, representing a significant increase from the corresponding period of FY2009 and 4Q FY2009.

Non-GAAP net income was RMB57.0 million (US$8.4 million) for 1Q FY2010, representing a 21.4% decrease from the corresponding period of FY2009 but a 10.8% increase from 4Q FY2009.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) was RMB142.0 million (US$20.9 million) for 1Q FY2010, representing a 26.6% increase from the corresponding period of FY2009 and a 25.7% increase from 4Q FY2009.

Adjusted EBITDA which excludes stock compensation expense and gain on purchase of convertible notes was RMB105.2 million (US15.5 million) for 1Q FY2010, representing a 15.4% decrease from the corresponding period of FY2009 but a 5.6% increase from 4Q FY2009.

Stock compensation expense for 1Q FY2010 was RMB10.6 million (US$1.6 million), of which RMB0.1 million was allocated to cost of revenues, RMB1.4 million to research and development expenses, RMB0.1 million to sales and marketing expenses and RMB9.0 million to general and administrative expenses.

Amortization of acquired intangible assets for 1Q FY2010 was RMB49.7 million (US$7.3 million), of which RMB22.4 million was allocated to cost of revenues and RMB27.3 million to operating expenses. Due to the commencement of sales of HPV-DNA chips, amortization of acquired intangible assets will all be allocated to cost of revenues starting from 2Q FY2010.

As of June 30, 2010, the Company’s cash and cash equivalents was RMB742.3 million (US$109.5 million). Net cash generated from operating activities for 1Q FY2010 was RMB69.8 million (US$10.3 million).

As of June 30, 2010, the Company’s net accounts receivable was RMB311.3 million (US$45.9 million), representing an increase of 2.6% from the balance at March 31, 2010.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB6.7815 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of Wednesday, June 30, 2010. No representation is made that the RMB amounts could have been or could be converted into U.S. dollars at that rate or at any other rate on June 30, 2010 or at any other dates.

Non-GAAP Measure Disclosures

The Company provides gross profit, operating income, net income, earnings per ADS, EBITDA and adjusted EBITDA on a Non-GAAP basis to enable investors to better assess the Company’s operating performance. The Non-GAAP measures described by the Company are reconciled to the corresponding GAAP measures in the exhibit below titled “Reconciliations of GAAP measures to Non-GAAP measures”.

The Company reported for 1Q FY2010 and provided guidance for 2Q FY2010 net income and diluted earnings per ADS on a Non-GAAP basis. Each of the terms used by the Company is defined as follows:

•	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of stock compensation expense and amortization of acquired intangible assets.

•	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of stock compensation expense and amortization of acquired intangible assets.

•

Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of stock compensation expense, amortization of acquired intangible assets, non-cash interest expense of convertible notes, non-cash interest expense for amortization of share lending costs and gain on purchase of convertible notes.

•	Non-GAAP earnings per ADS represents Non-GAAP net income divided by the weighted average number of ADSs used in computing basic and diluted earnings per ADS in accordance with GAAP.

•

EBITDA represents net income reported in accordance with GAAP, adjusted for the effects of interest income, interest expenses, income tax expense, depreciation as well as amortization of acquired intangible assets.

•	Adjusted EBITDA represents EBITDA adjusted for the effects of stock compensation expense and gain on purchase of convertible notes.

Non-GAAP financial measures are used by the Company in their financial and operating decision-making because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparison. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose.

The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the financial information included with this earnings announcement.

Conference Call

The Company’s senior management team will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on August 16, 2010 (or 8:00 p.m. Beijing/Hong Kong time on the same date) to discuss the results following this earnings announcement.

The dial-in details for the live conference call are as follows:

•	U.S. Toll Free Number 1-866-543-6407

•	International Dial-in Number 1-617-213-8898

Passcode: CMEDCALL

A live webcast of the conference call will be available on http://ir.chinameditech.com.

A replay of this webcast will be available for one month on this website.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 a.m. U.S. Eastern Time on August 17, 2010.

The dial-in details for the replay are as follows:

•	U.S. Toll Free Number 1-888-286-8010

•	International Dial-in Number 1-617-801-6888

Passcode: 57983372

About China Medical Technologies, Inc.

China Medical Technologies, Inc. is a leading China-based advanced IVD company using molecular diagnostic technologies including Fluorescent in situ Hybridization (FISH) and Surface Plasmon Resonance (SPR) and an immunodiagnostic technology, Enhanced Chemiluminescence Immunoassay (ECLIA), to develop, manufacture and distribute diagnostic products used for the detection of various cancers, diseases and disorders as well as companion diagnostic tests for targeted cancer drugs. The Company generates all of its revenues in China through the sale of diagnostic consumables including FISH probes, SPR-based DNA chips and ECLIA reagent kits to hospitals which are recurring users of the consumables for their patients. The Company sells FISH probes and SPR chips to large hospitals through its direct sales force and ECLIA reagent kits to small and mid-size hospitals through distributors. For more information, please visit http://www.chinameditech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release, as well as its outlook for 2Q FY2010, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Sam Tsang and Winnie Yam

Tel: 852-2511-9808

Email: IR@chinameditech.com

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of
	March 31, 2010	June 30, 2010
	RMB	RMB	US$
	As adjusted (1)
	(in thousands)
Assets
Current assets
Cash and cash equivalents	815,453	742,340	109,465
Trade accounts receivable, net	303,368	311,282	45,902
Inventories	24,889	20,177	2,975
Prepayments and other receivables	21,508	12,048	1,777
Due from a related party	204,774	203,445	30,000

Total current assets	1,369,992	1,289,292	190,119

Property, plant and equipment, net	155,825	151,621	22,358
Land use rights	7,049	7,001	1,032
Goodwill	8,654	8,654	1,276
Intangible assets, net	3,285,190	3,216,535	474,311
Convertible notes issuance costs	46,681	39,166	5,775
Share lending costs (1)	35,678	30,744	4,534

Total assets	4,909,069	4,743,013	699,405

Liabilities
Current liabilities
Trade accounts payable	20,126	24,136	3,559
Accrued liabilities and other payables	183,498	186,036	27,433
Income taxes payable	57,529	56,518	8,334

Total current liabilities	261,153	266,690	39,326

Convertible notes	2,777,086	2,556,014	376,910
Deferred income taxes	67,134	72,518	10,694

Total liabilities	3,105,373	2,895,222	426,930

Shareholders’ equity
Ordinary shares US$0.1 par value:
500,000,000 authorized; 322,680,001 issued and outstanding as of March 31, 2010 and June 30, 2010	258,840	258,840	38,169
Additional paid-in capital (1)	808,221	820,778	121,032
Treasury stock	(45,143)	(47,108)	(6,947)
Accumulated other comprehensive loss (1)	(70,556)	(70,731)	(10,430)
Retained earnings (1)	852,334	886,012	130,651

Total shareholders’ equity	1,803,696	1,847,791	272,475

Total liabilities and shareholders’ equity	4,909,069	4,743,013	699,405

Note:

(1)	As a result of the adoption of new authoritative guidance governing the accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing effective on April 1, 2010, the Company adjusted relevant numbers in the unaudited condensed consolidated balance sheet as of March 31, 2010 retrospectively in accordance with GAAP.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Three Months Ended
	June 30, 2009	March 31, 2010	June 30, 2010
	RMB	RMB	RMB	US$
	As adjusted (4)	As adjusted (4)
	(in thousands except for per ADS information)
Revenues, net (1)	208,957	175,728	186,170	27,453
Cost of revenues (2)	(55,413)	(61,624)	(61,354)	(9,047)

Gross profit	153,544	114,104	124,816	18,406
Operating expenses
Research and development (2)	(11,703)	(10,352)	(10,632)	(1,568)
Sales and marketing (2)	(10,870)	(16,695)	(18,266)	(2,694)
General and administrative (2)	(46,954)	(26,743)	(25,149)	(3,708)
Amortization of SPR intangible assets	(27,352)	(27,343)	(27,329)	(4,030)

Total operating expenses	(96,879)	(81,133)	(81,376)	(12,000)

Operating income	56,665	32,971	43,440	6,406
Interest income	2,773	4,155	4,597	678
Interest expense – convertible notes	(35,432)	(34,831)	(32,505)	(4,793)
Interest expense – amortization of convertible notes issuance costs	(4,380)	(4,263)	(4,012)	(592)
Interest expense – amortization of share lending costs (4)	(2,756)	(2,644)	(2,475)	(365)
Other income, net	240	24,638	43,295	6,384

Income before income tax	17,110	20,026	52,340	7,718
Income tax expense	(16,919)	(15,206)	(18,662)	(2,752)

Net income	191	4,820	33,678	4,966

Earnings per ADS
- basic	0.01	0.19	1.30	0.19

- diluted (3)	0.01	0.19	1.29	0.19

Weighted average number of ADS
- basic	26,324,842	25,993,349	26,005,975	26,005,975

- diluted (3)	26,438,076	26,050,599	26,128,403	26,128,403

Notes:

(1) Revenues, net	RMB’000	RMB’000	RMB’000	US$’000

- Molecular diagnostic systems	98,466	100,897	108,092	15,940
- Immunodiagnostic systems	110,491	74,831	78,078	11,513

	208,957	175,728	186,170	27,453

(2) Stock compensation expense	RMB’000	RMB’000	RMB’000	US$’000

- Cost of revenues	—	—	52	8
- Research and development	2,047	1,440	1,418	209
- Sales and marketing	—	—	91	13
- General and administrative	10,110	9,252	9,031	1,332

	12,157	10,692	10,592	1,562

(3)	Interest expense and amortization in connection with convertible notes were not added back in computing diluted earnings per ADS because they were anti-dilutive.
(4)	As a result of the adoption of new authoritative guidance governing the accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing effective on April 1, 2010, the Company adjusted relevant numbers in the unaudited condensed consolidated statements of income for the three months ended June 30, 2009 and March 31, 2010 retrospectively in accordance with GAAP.

China Medical Technologies, Inc.

Reconciliations of GAAP measures to Non-GAAP measures

	For the Three Months Ended
	June 30, 2009	March 31, 2010	June 30, 2010
	RMB	RMB	RMB	US$
	As adjusted (2)	As adjusted (2)
	(in thousands except for per ADS information)
Gross profit	153,544	114,104	124,816	18,406
Adjustments:
Stock compensation expense	—	—	52	8
Amortization of acquired intangible assets	22,455	22,423	22,414	3,305

Non-GAAP gross profit	175,999	136,527	147,282	21,719

Gross margin	73.5%	64.9%	67.0%	67.0%

Non-GAAP gross margin	84.2%	77.7%	79.1%	79.1%

Operating income	56,665	32,971	43,440	6,406
Adjustments:
Stock compensation expense	12,157	10,692	10,592	1,562
Amortization of acquired intangible assets	49,807	49,766	49,743	7,335

Non-GAAP operating income	118,629	93,429	103,775	15,303

Operating margin	27.1%	18.8%	23.3%	23.3%

Non-GAAP operating margin	56.8%	53.2%	55.7%	55.7%

Net income	191	4,820	33,678	4,966
Adjustments:
Stock compensation expense	12,157	10,692	10,592	1,562
Amortization of acquired intangible assets	49,807	49,766	49,743	7,335
Non-cash interest expense of convertible notes	7,620	7,618	7,916	1,167
Non-cash interest expense – amortization of share lending costs (2)	2,756	2,644	2,475	365
Gain on purchase of convertible notes	—	(24,064)	(47,393)	(6,989)

Non-GAAP net income	72,531	51,476	57,011	8,406

GAAP net margin	0.1%	2.7%	18.1%	18.1%

Non-GAAP net margin	34.7%	29.3%	30.6%	30.6%

Net income	191	4,820	33,678	4,966
Adjustments:
Interest income	(2,773)	(4,155)	(4,597)	(678)
Interest expense – convertible notes	35,432	34,831	32,505	4,793
Interest expense – amortization of convertible notes issuance costs	4,380	4,263	4,012	592
Interest expense – amortization of share lending costs (2)	2,756	2,644	2,475	365
Income tax expense	16,919	15,206	18,662	2,752
Depreciation	5,450	5,588	5,475	807
Amortization of acquired intangible assets	49,807	49,766	49,743	7,335

EBITDA	112,162	112,963	141,953	20,932

EBITDA margin	53.7%	64.3%	76.2%	76.2%

EBITDA	112,162	112,963	141,953	20,932
Adjustments:
Stock compensation expense	12,157	10,692	10,592	1,562
Gain on purchase of convertible notes	—	(24,064)	(47,393)	(6,989)

Adjusted EBITDA	124,319	99,591	105,152	15,505

Adjusted EBITDA margin	59.5%	56.7%	56.5%	56.5%

Earnings per ADS
- basic	0.01	0.19	1.30	0.19

- diluted	0.01	0.19	1.29	0.19

Non-GAAP earnings per ADS
- basic	2.76	1.98	2.19	0.32

- diluted (1)	2.74	1.98	2.18	0.32

Weighted average number of ADS
- basic	26,324,842	25,993,349	26,005,975	26,005,975

- diluted (1)	26,438,076	26,050,599	26,128,403	26,128,403

Notes:

(1)	Interest expense and amortization in connection with convertible notes were not added back in computing non-GAAP diluted earnings per ADS because they were anti-dilutive.
(2)	As a result of the adoption of new authoritative guidance governing the accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing effective on April 1, 2010, the Company adjusted relevant numbers in the unaudited condensed consolidated statements of income for the three months ended June 30, 2009 and March 31, 2010 retrospectively in accordance with GAAP.